UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Grindrod Shipping Holdings Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number)

Vicky Commaille
Grindrod Limited
Grindrod Mews
106 Margaret Mncadi Avenue
Durban, 4001, Kwazulu-Natal, South Africa
Tel: +27 (31) 302 7145

With a copy to:

Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 8, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Grindrod Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of South Africa (RSA)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,600,000

	8	SHARED VOTING POWER
241,962

	9	SOLE DISPOSITIVE POWER
1,600,000

	10	SHARED DISPOSITIVE POWER
241,962

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,841,962 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, FI

(1)	Reflects 1,600,000 shares held of record by Grindrod Limited and 241,962 shares held of record by its subsidiary, Grindrod (South Africa) Proprietary Limited (“Grindrod (SA) Pty Ltd.”).
(2)
Based on 19,006,858 ordinary shares, no par value (“Ordinary Shares”), outstanding as of April 30, 2020, as reflected in the Form 20-F filed by Grindrod Shipping Holdings, Ltd. with the U.S. Securities and Exchange Commission (“SEC”) on June 5, 2020.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, no par value (the “Ordinary Shares”), of Grindrod Shipping Holdings, Ltd., a corporation incorporated in accordance with the laws of the Republic of Singapore (the “Issuer”).  The address of the Issuer’s principal executive offices is #03-01 Southpoint, 200 Cantonment Road, Republic of Singapore, 089763.

ITEM 2. IDENTITY AND BACKGROUND

(a) Name of Entity and Person Filing:

This Statement is being filed by the following person (the “Reporting Person”):

Grindrod Limited

(b) The address of the principal business office of the Reporting Person is as follows:

Grindrod Limited
Grindrod Mews
106 Margaret Mncadi Avenue
Durban, 4001, Kwazulu-Natal, South Africa
Tel: +27 (31) 302 7145

(c) Present Principal Occupation and Employment

Grindrod Limited is principally engaged in the freight business and related industries focused on the movement of cargo by road, rail, sea, and air, providing logistical and specialized services en route.

The name, business address, present principal occupation or employment, and citizenship of the directors and executive officers of the Reporting Person are set forth in Exhibit 99.2 hereto and are incorporated herein by reference.

(d) Criminal Convictions

During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person, without independent verification) any of the persons listed on Exhibit 99.2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person, without independent verification) any of the persons listed on Exhibit 99.2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

See Item 2(c) above, and Exhibit 99.2.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of September 18, 2020, as reflected in this Statement, Grindrod Limited beneficially owned an aggregate of 1,841,962 Ordinary Shares, consisting of 1,600,000 Ordinary Shares held of record by Grindrod Limited and 241,962 Ordinary Shares held of record by its subsidiary, Grindrod (SA) Pty Ltd.

During 2014, Grindrod Limited completed a black economic empowerment transaction (the “BEE Transaction”) with Newshelf 1279 (RF) Proprietary Limited (“Newshelf”), pursuant to which Newshelf had subscribed for 64,000,000 of Grindrod Limited’s ordinary shares, par value 0.002 Rand per share (the “Grindrod Limited Shares”) at 25 Rand per share, resulting in Newshelf holding approximately 8.4% of the outstanding Grindrod Limited Shares (the “BEE Placement Shares”).  In addition to the equity contribution by Newshelf, and in order to partially fund the acquisition of the BEE Placement Shares, Grindrod Limited and ABSA Limited (“ABSA”) provided funding to Newshelf by way of a preference share investment, whereby Newshelf issued: 45,000 cumulative, redeemable, Class A preference shares of no par value in the share capital of Newshelf (the “Senior Preference Shares”) to ABSA at  an  issue  price  of 10,000 Rand per Senior Preference Share to the total value of 450,000,000 Rand, in terms of the agreement entered into between Friedshelf 1534 Proprietary Limited (as the holding company of Newshelf, the “Consortium SPV”), Newshelf (as issuer) and ABSA (as subscriber and lead arranger) in 2014 in terms of which ABSA subscribed for the Senior Preference Shares (“Senior Preference Share Subscription Agreement”); and 40,000 variable rate, cumulative, redeemable,  non-participating no par value Class B preference  shares in the share capital of Newshelf (“Vendor Preference Shares”) to Grindrod Limited to the total value of 400,000,000 Rand in order to raise an aggregate 850,000,000 Rand.

The Senior Preference Shares were redeemed and cancelled in 2019 using the proceeds raised via the issue by Newshelf of 61,473 cumulative, redeemable, Class C preference shares of no par value in the share capital of Newshelf (the “Class C Preference Shares”) issued to Grindrod Holdings (South Africa) Proprietary Limited, a wholly-owned subsidiary of Grindrod (“Grindrod Holdings”) at an issue price of 10,000 Rand per Class C Preference Share to the total value of 614,730,000 Rand, in terms of the agreement entered into between Consortium SPV (as holding company of Newshelf), Newshelf (as issuer) and Grindrod Holdings (as subscriber) on August 1, 2019 in terms of which Grindrod Holdings subscribed for the Class C Preference Shares (“Class C Preference Share Subscription Agreement”).

Subsequently, on June 18, 2018, Grindrod Limited entered into a spin-off transaction (the “Spin-Off”), in which Grindrod Limited made a pro rata distribution of compulsorily convertible notes to its ordinary shareholders that, on conversion thereof, resulted in the ordinary shareholders of Grindrod Limited receiving the Issuer’s Ordinary Shares in the same proportion as they held their Grindrod Limited Shares immediately prior to the distribution.  As a result of the Spin-Off, Grindrod (SA) Pty Ltd. acquired 241,962 of the Issuer’s Ordinary Shares, of which it remains the record owner, and Newshelf acquired 1,600,000 of the Issuer’s Ordinary Shares.  Grindrod Limited and the Issuer currently have two overlapping members of their respective Board of Directors, Michael Hankinson and Pieter Uys, the former of which is the non-Executive Chairman of the Board of Directors of both companies, and the latter of which is a non-Executive Director of both companies.  In addition, Willem van Wyk, a non-Executive Director for Grindrod Limited, is currently serving as an alternate non-Executive Director to Pieter Uys’s non-Executive Director position at the Issuer.

Grindrod Limited, Grindrod  Holdings, Newshelf and Consortium  SPV thereafter  subsequently entered into a July 21, 2020 agreement (“Implementation Agreement”) which set out the basis upon which the parties expected to unwind the 2014 BEE Transaction.  As a part of the Implementation Agreement, Grindrod Limited entered into a purchase agreement (the “Share Purchase Agreement”) pursuant to which it agreed, subject to a number of material closing conditions that were only satisfied in full as of September 8, 2020, to acquire from Newshelf the 1,600,000 Ordinary Shares received by Newshelf in the Spin-Off.  The purchase price established for the 1,600,000 Ordinary Shares acquired from Newshelf was set under the Share Purchase Agreement as 77,769,870 Rand (the “Repurchase Price”), or 48.606169 Rand per share, representing the thirty-day volume weighted average price.  However, because the level of debt held in the Class C and Vendor Preference Shares exceeded the value of the assets held by Newshelf, no cash payment was made by Grindrod Limited in connection with its acquisition of the 1,600,000 Ordinary Shares of the Issuer from Newshelf.

The foregoing description of the Share Purchase Agreement included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is incorporated by reference and filed as Exhibit 99.1 hereto.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Item 3 of this Statement is incorporated by reference into this Item 4.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including: (i) acquiring additional Ordinary Shares and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The aggregate percentage of Ordinary Shares reported as beneficially owned by the Reporting Person is based upon the 19,006,858 Ordinary Shares outstanding as of April 30, 2020, as disclosed in the Form 20-F filed by the Issuer with the SEC on June 5, 2020.  Grindrod Limited is the beneficial owner of 1,600,000 Ordinary Shares of which it is the record owner and may also be deemed to beneficially own an additional 241,962 Ordinary Shares held of record by its subsidiary, Grindrod (South Africa) Pty Ltd.

(c)

Except as set forth in this Statement, the Reporting Person has not engaged in any transaction in the Issuer’s Ordinary Shares during the 60-day period ended September 18, 2020.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 3 of this Statement is incorporated by reference into this Item 6.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.  The Reporting Persons is not a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Share Purchase Agreement
Exhibit 99.2 Identification of Executive Officers and Directors of Reporting Person

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 18, 2020

Grindrod Limited
By:	/s/ Victoria Commaille
	Name:	Victoria Commaille
	Title:	Group Company Secretary